Filed by the Black and Decker

Corporation Pursuant to Rule 425

under the Securities Act of

1933, as amended and deemed

filed pursuant to Rule 14a-12

of the Securities Exchange Act

of 1934, as amended

Subject Company: The Stanley Works

(Commission File No. 1-5224

January 29, 2010

STANLEY + BLACK & DECKER INTEGRATION UPDATE

Stanley Black & Decker Corporate Structure Announced

To all Stanley and Black & Decker Associates,

Last month, we committed to resolving open questions about the organization structure of the combined Stanley Black & Decker as soon as possible, and today we are pleased to announce the following appointments, which will become effective following the official close of the transaction.

Corporate Staff

- **Jim Loree** continues as Executive Vice President and Chief Operating officer. In this capacity, Jim will continue his close partnership with CEO John Lundgren in managing the combined company's operations and providing strategic direction across all business segments. In addition to Jim's existing organization, the following appointments will be effective at close:
    - **Tony Milando**, Vice President and Integration Co-Leader
    - **Mike Tyll**, President, Engineering Fastening Solutions
    - **Ben Sihota**, President, Emerging Markets / Pacific Group
    - **Joe Voelker**, Vice President of Human Resources
    - **Corbin Walburger**, Vice President of Business Development
- **Don Allan** continues as Chief Financial Officer and will be named Senior Vice President of the combined company
- **Bruce Beatt** continues as Chief Counsel and will be named Senior Vice President of the combined company
- **Mark Mathieu** continues as head of Human Resources and will be named Senior Vice President of the combined company.

Business Segments

- Leadership at the segment/business level:
    - **Jeff Ansell** will be named Senior Vice President and Group Executive of the Construction and Do-it-Yourself segment (CDIY). This CDIY segment will combine the existing Stanley business with the Black & Decker Worldwide Power Tools businesses. Jeff, who began his career at Black & Decker, has successfully grown Stanley's tool business at two to three times the industry

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January 29, 2009

STANLEY + BLACK & DECKER.

INTEGRATION UPDATE

average. We are confident that under Jeff’s leadership, the newly strengthened CDIY segment, bolstered with the addition of a Professional Power Tools business and a Consumer Power Tools business, will continue to contribute profitable growth to the combined Stanley Black & Decker. Jeff and the CDIY segment will be based in Towson, Maryland.

The following appointments are made in conjunction with Jeff’s new organization:

• Jeff Cooper, President of Consumer Power Tools & Products

• Kyle Dancho, President of Hand Tools & Pneumatic Products

• Peter Dubois, Chief Information Officer

• Les Ireland, President of CDIY North America

• Tom Kane, Vice President of Human Resources

• Lee McChesney, Chief Financial Officer

• Beau Parker, President of Accessory Products

• Jaime Ramirez, President of CDIY Latin America

• Bob St. John, Vice President of Technology

• Steve Stafstrom, Vice President of Operations

• Bill Taylor, President of Professional Power Tools & Products

• John Wyatt, President of CDIY EMEA

o Brett Bontrager, in addition to co-leading the integration, remains President of Convergent Security Solutions (CSS) and will be named Senior Vice President and Group Executive. As previously announced, structural changes have been made within the Convergent Security Solutions business to ensure that Brett and his team can focus on the task at hand while continuing to drive growth and profitability at CSS. Joining Brett’s CSS organization will be Jamie Raskin, who will serve as Vice President of Business Development.

o Justin Boswell remains President of the Mechanical Security segment and will be named Senior Vice President and Group Executive. Black & Decker’s Hardware and Home Improvement (HHI) business and Stanley’s Hardware business will combine under the leadership of Greg Gluchowski, reporting to Justin. Greg’s operational expertise will guide the integration of Stanley’s hardware business with Black & Decker’s Hardware and Home Improvement (HHI) business, while Robert Raff will continue to play a critical role in integrating the two hardware businesses.

o Massimo Grassi remains President, Industrial & Automotive Repair

o Tim Jones remains President, Infrastructure Solutions

January 29, 2009

STANLEY + BLACK & DECKER.

INTEGRATION UPDATE

We would like to recognize and express our deep appreciation for the significant contributions from Mike Mangan, Jim Caudill, John Schiech, Bruce Brooks and Amy O’Keefe. Mike Mangan’s time at Black & Decker has been crucial to driving results, including during his tenure as CFO. Jim Caudill has reinvigorated the Black & Decker Hardware & Home Improvement business and has demonstrated world class leadership skills. John Schiech was the chief architect of the global DEWALT business, and during his 29 years with Black & Decker has demonstrated strong product and marketing leadership. Bruce Brooks achieved success across many geographies, from Asia to Brazil, in both consumer and professional businesses. Amy O’Keefe successfully led the global finance organizations for both Worldwide Power Tools & Accessories and Hardware and Home Improvement. We further appreciate the professionalism and assistance that each of the aforementioned has provided during this transitional period, and wish them well in their future endeavors.

As you can see, combining the two organizations was a matter of aligning our operations in a way that empowers our businesses to most effectively go to market. It is important to keep in mind that the organization outlined in the charts linked to below is the combined company or “Day One” organization, and while we fully anticipate successful closing of the transaction, we continue to operate as two separate companies, under our existing operating structure, until the transaction is closed.

Please click here to view two charts outlining the Stanley Black & Decker day one organizational structure.

If you have any questions regarding these announcements, please use the Q & A portion of the merger communications website.

Thank you.

John Lundgren

Chairman & CEO The Stanley Works

Nolan Archibald

Chairman, President & CEO

The Black & Decker Corporation

President & CEO John Lundgren EVP & COO Jim Loree 0.9B 1.2B SVP & Group President Exec. VP & Integration Industrial & Auto SVP & CFO Convergent Security Repair Co-Leader Don Allan Brett Bontrager Massimo Grassi Tony Milando 0.6B 4.0B SVP & Group Exec. President Staff Executive Construction & Engineered Fast SVP & DIY Mike Tyll Denise Nemchev Chief Counsel Jeff Ansell Bruce Beatt President 1.4B VP Sourcing Asia SVP & Group Mike Prado Exec. Jeff Chen SVP Mechanical Human Resources Security Mark Mathieu Justin Boswell President VP Business EMPG Development Ben Sihota Corbin Walburger VP Brand Mgmt & SVP & CIO/SFS Licensing Bert Davis Scott Bannell 0.1B President Vice President Infrastructure Human Resources Tim Jones Joe Voelker STANLEY® + BLACK & DECKER

Businesses 4.0B 1.4B 0.9B 1.2B 0.6B 0.1B SVP & Group Exec. SVP & Group SVP & Group President President Exec. Exec. President Construction & Industrial & Auto Mechanical Convergent Engineered Fast. Infrastructure DIY Security Security Repair Mike Tyll Jeff Ansell Justin Boswell Brett Bontrager Massimo Grassi Tim Jones VP HR President President CSS VP HR President Asia CFO T. Kane Mechanical Access NA & UK Direct Open G. Chakravathi H. Allen Solutions T. Byerly CFO President Europe Dir. of Operations D. McIntyre CFO L. McChesney M. Mueller J. Kelly COO/CFO TBD President Hardware VP Operations B. Kaner President Americas GM Dubuis G. Gluchowski VP Operations C. Yingli Yan T. Schlaich S. Stafstrom VP HR TBD President M. Nowlin President Access Technology VP Finance Director Marketing VP Marketing Hand Tools & F. Luke CIO J. Patton K. Steck Y. Antier Pneumatic Products D. Young GM MAS Asia VP Hand Tools K. Dancho VP IT NA Sales Mgr. Railways G. Zong President SSS Product Dev. F. Irving J. Hines President GDP EUR VP OPS H. Gomas Professional Power B. Richerme Sales Mgr. Mounted S. St. John VP Bus. Dev. Tools & Products VP BD President NA M. Schnurr L. Maggio B. Taylor CFO J. Raskin J. Cannon Sales Mgr. Rental & SA VP GM President TBD Consumer Power VP & GM LA J. Gillis R. Schorn VP HR E. Ortiz NA Sales Mgr. Tools & Products VP HR J. Stockman Hand Held J. Cooper TBD VP China CIO M. Cardinal President T. Wan COO Assembly M. Fuhrmann Technologies Sales Mgr. Government Accessory Products VP SE Asia B. Logue D. Gerdes B. Parker R. Lim HR Manager President CDIY NA Open L. Ireland President CDIY EMEA J. Wyatt President CDIY Latin America J. Ramirez CIO P. Dubois VP Technology B. St. John BDK

January 29, 2010

Manager Talking Points

Organization structure for Stanley Black & Decker

What’s New

•	Top-level organization structure and leaders were announced on Friday, 01/29

•	Importantly, this is a “Day One” Structure, and not effective until close date

•	KEY POINTS:

•	Black & Decker’s Power Tools Organizations will align with the Construction & DIY Segment, headquartered in Towson

•	The combined hardware businesses will align with Mechanical Security Solutions.

•	Engineered Fastening Systems will represent an additional growth platform for the combined company.

Organization Structure and Leadership

•

The new structure reflects the combined company’s business segmentation (eg CDIY, Industrial and Security) and leverages the natural alignment that exist between businesses including the two Hardware businesses, the significant geographic overlaps particularly in North America, Latin America, Europe and Asia, and the opportunity to leverage the efficiencies of shared services and centralized corporate functions.

•	This announcement does not alter your current role and reporting relationship. Your reporting relationship will be clarified as the organizational definition deepens

•

External communications (customers, suppliers, etc) will be handled in the normal course of business and unless authorized to do so, you should route external requests for comment through the appropriate channels.

•	We will continue communicate regularly with you, and you can continue to use the Q&A portions of the integration site going forward. Between now and the close of the transaction (late Q1/early Q2)

Stanley Black & Decker Corporate Structure Organization Announcement Employee Q&A

1.	When am I going to start working in the new organization? When am I going to start working with my new boss?

We continue to operate as two separate companies until such time as we obtain shareholder and regulatory approval and we announce that the transaction has closed.

2.	I am an employee of business unit that is merging or rolling up under a new business unit. How will this change impact me?

As you might expect, it is difficult to speculate how these actions will affect each individual, because circumstances will vary across the company. The goal will be to harmonize business units to unlock the combined strengths of the respective business teams. Once these alignments take effect, you can expect a much greater level of communications and involvement as the businesses pursue growth and operational strategies.

3.	How is this going to be communicated externally? When can I communicate this to the clients I work with?

This announcement will be made public when it is filed with the Securities & Exchange Commission later today. Those associates who are authorized to speak on behalf of the company to clients and customers have been notified by their business leaders. Otherwise, as previously noted, please refrain from speaking on the company’s behalf.

Stanley Black & Decker Corporate Structure Organization Announcement Employee Q&A

4.	I am in a functional area, how are we going to be providing support to the different units in our region?

Functional areas at present continue to support the areas for which they previously held responsibility, and as the organizational picture develops, functional roles will strengthen where appropriate and reporting relationships will become clearer.

5.	When are the layoffs going to be communicated to affected employees, and how will these decisions be made?

Employment adjustments are expected over time as the two entities merge. As redundancies and overlapping resources are addressed, the specific timing and scope of these actions will vary. Every effort will be made to communicate individual employment status as soon as possible in an effort to reduce uncertainty and anxiety. Stanley and Black & Decker have well documented procedures to ensure reductions in force are achieved with fairness, consistency and objectivity. These procedures will be followed. While it is difficult to estimate the total impact to the combined company, early assessments suggest that reductions affecting not more than 10% of the workforce would be a reasonable assumption.

Stanley Black & Decker Corporate Structure Organization Announcement Employee Q&A

6.	Black and Decker and Stanley have different compensation, employment and benefits practices. How is this going to impact my employment in short term and long term?

We expect modest adjustment relating to compensation and benefits in the short term (through 2010).

As the company harmonizes its operations to build a common culture, there will be further adjustments, but on balance we do not foresee major departures from the values of existing plans in aggregate.

An integration team is currently assessing and comparing practices in place relating to compensation, employment and benefits side-by-side and will make recommendations to the executive team on a go-forward basis.

7.	Now that the high level structure is in place, what is next?

It is important to note that we continue to operate as two separate companies until such time as we obtain shareholder and regulatory approval and we announce that the transaction has closed.

The structure that we announced today was a “Day One” structure, to clarify and resolve open questions so that we hit the ground running.

Stanley Black & Decker Corporate Structure Organization Announcement Employee Q&A

Now that the high level proposed structure is in place, the next step will be for Segment, Business and Integration teams to propose their next level structure.

8.	We have been told for quite some time that we should continue with business as usual. Does this announcement change this at all given that there are new regional leaders in place?

No, we continue to operate as two separate companies until such time as we obtain shareholder and regulatory approval and we announce that the transaction has closed.

9.	I report to a regional leader/President/VP & GM who is not on the superstructure. Do I report to this new person?

Currently, no. Your existing reporting relationships remain in tact. The organization structure defined today is high-level, and as more detailed organization plans are available, further reporting structures will be clarified.

10.	When will I find out about my job? When will the remainder of the org chart be plotted?

We are planning to have the next level organization structure complete by the end of February, although it cannot be guaranteed that all position-level information will be available at that time.

Stanley Black & Decker Corporate Structure Organization Announcement Employee Q&A

11.	How were decisions made regarding the leadership structure?

The executive leadership team carefully reviewed experience, qualifications, talents, leadership qualities, and more, before conducting extensive one on one interviews with all candidates.

12.	Will the new leader(s) of the Stanley team who occupy the previous roles that a B&D employee occupied reach out to me or should I contact them to introduce myself?

When and where appropriate, new leaders of the combined company will reach out to their respective teams.

13.	Directionally, how will decisions regarding our business units be made moving forward under the new structure (ie: goals for Engineering, PT, EMH)?

On a global basis, all businesses will sync in to an operating rhythm that includes annual strategy reviews, annual worldwide product planning sessions, annual organization and people reviews, and quarterly reviews conducted with the executive management team. Each business will determine its rhythm and goal setting process outside of these macro rhythms.

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration. In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009. Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.